                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            Deswell Industries, Inc.
--------------------------------------------------------------------------------
                (Translation of Registrant's Name Into English)

                   Unit 516-517 Hong Leong Industrial Complex
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    .
                                                 ----

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Deswell Industries, Inc.
                                   -------------------------------
                                           (Registrant)

Date  8/28/01                      By /s/ Richard Lau
                                   -------------------------------
                                      Richard Lau
                                      Chief Executive Officer

                        [DESWELL INDUSTRIES, INC. LOGO]



                   Unit 516-517 Hong Leong Industrial Complex
                              No. 4 Wang Kwong Road
                                   Kowloon Bay
                                    Hong Kong

                             ----------------------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                             -----------------------

To the shareholders of Deswell Industries, Inc.:

        The Annual Shareholders Meeting of Deswell Industries, Inc. (the "Company") will be held at 10:00 a.m. (Pacific Time), on September 24, 2001 at the Linden Room, Four Seasons Hotel, 300 S. Doheny Drive, Los Angeles, California, 90048 USA for the following purposes:

1. To elect five members of the Board of Directors to serve for the ensuing year;

2. To approve the adoption of the Company's 2001 Stock Option Plan authorizing 500,000 Common Shares of the Company that can be optioned and sold under the 2001 Stock Option Plan. A copy of the 2001 Stock Option Plan is attached hereto as Exhibit A to the Proxy Statement accompanying this Notice;

3. To ratify the selection of Deloitte Touche Tohmatsu as the independent public accountants of the Company for the year ending March 31, 2002;

4. To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.

        Only holders of common shares, $0.01 par value per share (the "Common Shares"), of record at the close of business on August 20, 2001 (the "Record Date") will be entitled to vote at the Meeting. Regardless of your plan to attend or not attend the Meeting, please complete the enclosed proxy card and sign date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

                                        By order of the Board of Directors


                                        /s/ C. P. LI

                                        C. P. Li
                                        Secretary

Dated : August 24, 2001
Hong Kong

                        [DESWELL INDUSTRIES, INC. LOGO]



                   Unit 516-517 Hong Leong Industrial Complex
                              No. 4 Wang Kwong Road
                                   Kowloon Bay
                                    Hong Kong

                                 PROXY STATEMENT

            Meeting at 10:00 a.m. Pacific Time on September 24, 2001

        Your proxy is solicited on behalf of the Board of Directors of Deswell Industries, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held at 10:00 a.m. (Pacific Time), on September 24, 2001 at the Linden Room, Four Seasons Hotel, 300 S. Doheny Drive, Los Angeles, California, 90048 USA. If a proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for the election of the five (5) nominees for directors named herein, the adoption of the 2001 Stock Option Plan, and for the approval of Deloitte Touche Tohmatsu as the Company's independent accountants for the year ending March 31, 2002. A proxy given by a shareholder may be revoked at any time before it is exercised by notifying the Secretary of the Company in writing of such revocation, by giving another proxy bearing a later date or by voting in person at the Meeting.

        The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of Common Shares of the Company.

        The Company's annual report, including financial statements for its fiscal year ended March 31, 2001, is being mailed to all shareholders concurrently herewith. The annual report is not part of the proxy materials.

        THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED MARCH 31, 2001, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST FROM THE SECRETARY OF THE COMPANY AT DESWELL INDUSTRIES, INC., UNIT 516-517, HONG LEONG INDUSTRIAL COMPLEX, NO. 4 WANG KWONG ROAD, KOWLOON BAY, HONG KONG.

        Holders of Common Shares of record at the close of business on the Record Date will be entitled to vote at the Meeting and there were 5,601,431 Common Shares outstanding at that date. No business shall be transacted at any Meeting of shareholders unless a quorum of shareholders is present at the time when the Meeting proceeds to business. A quorum shall consist of one or more shareholders present in person or by proxy representing at least one half of the votes of the Common Shares. Each Common Share is entitled to one vote. Management recommends a vote FOR the election of directors named, FOR the adoption of the 2001 Stock Option Plan, and FOR the election of Deloitte Touche Tohmatsu as independent accountants for the Company for the year ending March 31, 2002.

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

        The Company's directors are elected annually to serve until the next Annual General Meeting of Shareholders and until their successors are qualified and elected. The number of directors presently authorized by the Company's Articles of Association is not less than one nor more than 12. The current number is fixed at five.

        Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the following nominees. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

INFORMATION CONCERNING NOMINEES

        Information concerning the nominees based on data provided by them is set forth below:

        RICHARD LAU, 56, has served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987.

        C. P. LI, 55, has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. He became Secretary of the Company in February 1995 and Chief Financial Officer in May 1995. As Executive Director and General Manager of Manufacturing and Administration for Plastic Operations, Mr. Li is in charge of the day-to-day manufacturing and administrative operations for the Company's plastic products. Mr. Li received his Bachelor of Science degree from Chun Yan Institute College, Taiwan in 1967.

        C. W. LEUNG, 46, has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. As Executive Director of Engineering for Plastic Operations, Mr. Leung is in charge of the mold division and engineering for the Company's plastic manufacturing operations.

        STEPHEN K. SEUNG, 54, has been a director of the Company and member of the Audit Committee since July 1995. Mr. Seung is an attorney and since 1981 has been engaged in the private practice of law in New York, New York. Mr. Seung received a B.S. degree in Engineering from the University of Minnesota in 1969, an M.S. degree in Engineering from the University of California at Berkeley in 1971, an MBA degree from New York University in 1973 and a J.D. degree from New York Law School in 1979. Mr. Seung also serves the Company as its authorized agent in the United States.

        HUNG-HUM LEUNG, 55, has been a director of the Company and member of the Audit Committee since December 1999. Mr. Leung has over 25 years of experience in the manufacture of electronic products. Mr. Leung was the founder of Sharp Brave Holdings Ltd., a Hong Kong public company listed on the Hong Kong Stock Exchange, and from 1991 to 1995 served as the Chairman of Sharp Brave Holdings Ltd. Since 1995, Mr. Leung has been an independent consultant to the electronics industry. He received his Bachelor of Science degree in Physics from the National Taiwan University in 1971.

        No family relationship exists among any of the named directors, executive officers or key employees and no arrangement or understanding exists between any director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company are elected at its annual meeting of shareholders and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

        Information Concerning Audit Committee

        The Audit Committee consists of Messrs. Stephen Seung and Hung-Hum Leung. If reelected to the Board, Messrs. Seung and Leung will continue to serve on the Audit Committee. The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company's auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company's independent accountants, consults on the adequacy of the Company's internal controls and accounting procedures and reviews and approves financial statements and reports.

        Executive Officers

        The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2001 to all directors and officers as a group for services in all capacities was approximately $3,367,000. This excludes amounts paid by the Company to shareholders as dividends during the year ended March 31, 2001.

        Directors

        Directors who are not employees of the Company or any of the subsidiaries are paid $1,000 per month for services as a director, respectively, and are reimbursed for all reasonable expenses incurred in connection with services as a director.

1995 STOCK OPTION PLAN

        In 1995, the Company adopted its 1995 Stock Option Plan permitting the Company to grant options to purchase up to 450,000 Common Shares to employees, officers, directors and consultants of the Company. On September 29, 1997, the Company's Board of Directors and shareholders approved an increase of 244,000 shares in the number of shares that can be optioned and sold under the 1995 Stock Option Plan bringing to a total of 694,000 shares the number of Common Shares that can be optioned and sold under the 1995 Stock Option Plan. The Board of Directors or a committee appointed by the Board administers the 1995 Stock Option Plan. The Board or committee, if so appointed, determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the 1995 Stock Option Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 1995 Stock Option Plan is 10 years. At the Record Date, options to purchase an aggregate of 660,000 Common Shares had been granted under the 1995 Stock Option Plan and options to purchase an aggregate of 34,000 Common Shares were outstanding.

CERTAIN RELATED PARTY TRANSACTIONS

        During the year ended March 31, 1999, Nam Tai Electronic (Shenzhen) Co. Limited accounted for 11.2% of our total sales. During the years ended March 31, 2000 and 2001, sales to Nam Tai amounted to less than 10% of our total sales. Namtai Shenzhen is an indirect wholly owned subsidiary of Nam Tai Electronics, Inc., which in September 2000 purchased an aggregate of 500,000 common shares of the Company, equal to approximately 9% of the Company's outstanding common shares.

        The Company rents staff quarters in China from Mr. S. K. Lee and Mr. M.C. Tam, who are executive officers of the Company and minority shareholders of Integrated International Ltd., a majority owned subsidiary of the Company. The charges for these premises approximate the amount negotiable, in management's opinion, on an arms length basis. Rentals charged by these parties to the Company are summarized as follows:

                                                           YEAR ENDED MARCH 31,
                                                   ------------------------------------
                                                     1999          2000          2001
                                                   --------      --------      --------
Rent charged by Mr. S.K. Lee and Mr. M.C. Tam      $ 15,000      $ 12,000      $ 12,000

        In June 1995, the Company's Board of Directors adopted a policy resolution prohibiting the Company from making any loan or advance of money or property, or guaranteeing the obligation of any directors of the Company, and limiting the Company's ability to make such loans, advances or guarantees to officers of the Company or its subsidiaries unless approved by a majority of independent disinterested outside directors.

        Since the Company completed its initial public offering in the United States, it has been the policy of the Company that all transactions between the Company and any interested director or executive officer be approved by a majority of the disinterested directors and be on terms that are no more favorable than would be available from an independent third party

CONTROL OF THE COMPANY

        Except as disclosed in the footnotes to the table below with respect to Leesha Holdings, Inc., The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of the Record Date, the beneficial ownership of the Company's common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of our common shares.

                                                   NUMBER OF SHARES
                                                BENEFICIALLY OWNED(1)
                                              ------------------------
      NAME OF BENEFICIAL OWNER
        OR IDENTITY OF GROUP                    AMOUNT         PERCENT
----------------------------------------      -----------      -------
Richard Lau                                   1,813,610(2)      32.0%

C. P. Li                                      1,814,810(3)      32.1%

C. W. Leung                                   1,779,210(4)      31.4%

Leesha Holdings Ltd.                          1,535,000(5)      27.4%

Nam Tai Electronics, Inc.                       500,000          8.9%

Micropower Enterprises Limited                  455,000          8.1%
Group consisting of Royce & Associates,
Inc. ("Royce"), Royce Management Company
("RMC"), and Charles M. Royce (6)               291,000(6)       5.2%
S. K. Lee                                             *            *
M. C. Tam                                             *            *
Dickson Lam                                           *            *
Eliza Y. P. Pang                                      *            *
Stephen K. Seung                                      *            *
Hung-Hum Leung                                        *            *

----------

*   Less than 1%.

(1) Based on 5,601,431 common shares outstanding on the Record Date. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, common shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

(2) Consists of 1,535,000 common shares held of record by Leesha, 218,610 common shares held of record by Mr. Lau and options to purchase 60,000 common shares granted to Mr. Lau under the Company's Stock Option Plan. Mr. Lau's options are exercisable at a weighted average exercise price of $14.75 per share until January 21, 2008. As a director of Leesha, Mr. Lau shares the voting and investment power as to the common shares held by Leesha.

(3) Consists of 1,535,000 common shares held of record by Leesha, 219,810 common shares held of record by Mr. Li and options to purchase 60,000 common shares granted to Mr. Li under the Company's Stock Option Plan. Mr. Li's options are exercisable at a weighted average exercise price of $14.75 per share until January 21, 2008. As a director of Leesha, Mr. Li shares the voting and investment power as to the common shares held by Leesha.

(4) Consists of 1,535,000 common shares held of record by Leesha, 184,210 common shares held of record by Mr. Leung and options to purchase 60,000 common shares granted to Mr. Leung under the Company's Stock Option Plan. Mr. Leung's options are exercisable at a weighted average exercise price of $14.75 per share until January 21, 2008. As a director of Leesha, Mr. Leung shares the voting and investment power as to the common shares held by Leesha.

(5) Leesha is an investment holding company organized as an International Business Company under the laws of the British Virgin Islands. Messrs. Lau, Li and Leung, who are its directors, wholly own Leesha in equal shares. Among other investments, Leesha owns the 1,535,000 common shares of Deswell, which were transferred to Leesha by Messrs. Lau, Li and Leung after Deswell's initial public offering.

(6) Based on a Schedule 13G filed with the SEC on February 8, 2001. According to this 13G: Royce owed 288,000 common shares (5.1% at the Record Date) and RMC owned 3,000 common shares (0.1% at the Record Date); Mr. Royce may be deemed to be a controlling person of Royce and RMC, and as such may be deemed to beneficially own the common shares beneficially owned by Royce and RMC; and Mr. Royce does not own any shares outside of Royce and RMC, and disclaims beneficial ownership of the shares held by Royce and RMC.


                                   PROPOSAL 2

        TO APPROVE THE ADOPTION OF THE COMPANY'S 2001 STOCK OPTION PLAN
            TO AUTHORIZE 500,000 SHARES OF COMMON SHARES THAT CAN BE
               OPTIONED AND SOLD UNDER THE 2001 STOCK OPTION PLAN

        The 2001 Stock Option Plan was originally adopted by the Company's Board of Directors on August 15, 2001. Five hundred thousand (500,000) shares can be optioned and sold under the 2001 Stock Option Plan. The adoption of the 2001 Stock Option Plan is subject to the approval of shareholders, which the Company is seeking at the Annual Meeting.

        The Board of Directors believes that the selective use of stock options is an effective means of attracting, motivating and retaining employees and that the availability of the number of shares covered by the 2001 Stock Option Plan, as amended, is essential to the success of the Company. The Board of Directors recommends that the shareholders approve the adoption of the 2001 Stock Option Plan. THE AFFIRMATIVE VOTE OF A MAJORITY OF ALL SHARES OF THE COMPANY PRESENT AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE THE ADOPTION OF THE 2001 STOCK OPTION PLAN.

        The summary of the provisions of the 2001 Stock Option Plan which follows is not intended to be complete. A copy of the 2001 Stock Option Plan is annexed to this Proxy Statement as Exhibit A.

SUMMARY OF THE PROVISIONS OF THE 2001 STOCK OPTION PLAN AS AMENDED

        The purpose of the 2001 Stock Option Plan is to induce key employees to remain in the employ of the Company or of any subsidiary of the Company, and to encourage such employees to secure or increase on reasonable terms their stock ownership in the Company. The board of directors of the Company believes the 2001 Stock Option Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success

        The 2001 Stock Option Plan is administered by the Company's Board of Directors (the "Board"). Subject to the express provisions of the 2001 Stock Option Plan, the Board has complete authority, in its discretion, to determine those key employees (hereinafter referred to as "participants") to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board also has the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board may take into account the nature of the services rendered by respective employees, their present and potential contributions to the success of the Company or its subsidiaries and such other factors as the Board in its discretion shall deem relevant.

        Subject to the express provisions of the 2001 Stock Option Plan, the Board also has complete authority to interpret the 2001 Stock Option Plan, to prescribe, amend and rescind rules and relations relating to the 2001 Stock Option Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the 2001 Stock Option Plan.

        An option may be granted under the 2001 Stock Option Plan only to an officer or other key employee or a director of the Company and of its present and future subsidiary corporations. The granting of an option to any employee shall not confer upon the employee any right to continue in the employ of the Company or of any such subsidiary and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment of the employee at any time.

        The option price is determined by the Board at the time the option is granted and must be at least equal to the fair market value of the Common Shares on the date of the grant as is reasonably determined by the Board.

        An option is considered granted on the date the Board acts to grant the option.

        The board of directors, without approval of the shareholders may terminate the 2001 Stock Option Plan at any time, but no termination shall, without the participant's consent, alter or impair any of the rights under any option theretofore granted to him under the 2001 Stock Option Plan.

        The term of each option granted under the 2001 Stock Option Plan will be for such period (hereinafter referred to as the "option period") not exceeding ten (10) years as the Board shall determine. The following sets forth information concerning the terms of the options heretofore granted under the 2001 Stock Option Plan.

        Each option granted under the 2001 Stock Option Plan is exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the 2001 Stock Option Plan, the Board shall have complete authority, in its discretion, to determine the extent, if any, and the conditions under which an option may be exercised in the event of the death of the participant or in the event the participant leaves the employ of the Company or has his employment terminated by the Company. An option may be exercised, by (a) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (b) payment to the Company in U.S. dollars (or the Hong Kong dollar equivalent) of the amount of the option purchase price for the number of Common Shares with respect to which the option is then exercised.

        With respect to the outstanding options, in the event that the optionee's employment or directorship with the Company or its subsidiaries is terminated for any reason other than death or disability, any unexercised options (regardless of whether the same are then exercisable) shall expire and become unexercisable as of the earlier of (a) their normal expiration date, or (b) the date that such termination occurs. In the event that the optionee's employment or directorship with the Company is terminated due to the death or disability of the optionee, any unexercised options (regardless of whether the same are then exercisable) shall expire and become unexercisable as of the earlier of (a) their normal expiration date, or
(b) the first anniversary of the date of death of such optionee (if applicable) or (c) the first anniversary of the date of the termination of employment or directorship or consulting or other arrangement by reason of disability (if applicable). Any such options of a deceased optionee may be exercised prior to their expiration by (and only by) the person or persons to whom the optionee's option right shall pass by will or by the laws of descent and distribution, if applicable; subject, however, to all of the terms and conditions of the 2001 Stock Option Plan or the applicable Stock Option Agreement.

        Options under the 2001 Stock Option Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.

        Options granted pursuant to the 2001 Stock Option Plan shall be evidenced by stock option agreements in such form as the Board shall adopt from time to time.

        In the event that a dividend shall be declared upon the Common Shares of the Company payable in Common Shares of the Company the number of Common Shares then subject to any such option and the number of shares reserved for issuance pursuant to the 2001 Stock Option Plan but not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend. In the event that the outstanding Common Shares of the Company shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each Common Share reserved for issuance upon exercise of options pursuant to the 2001 Stock Option Plan, the number and kind of shares of stock or other securities into which each outstanding Common Share shall be so changed or for which each such share shall be exchanged. In the event there shall be any change, other than as specified above in this paragraph in the number or kind of outstanding Common Shares of the Company or of any stock or other securities into which such Common Shares shall have been changed or for which it shall have been exchanged, then if the Board shall in sole discretion determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the 2001 Stock Option Plan, but not yet covered by an option and of the shares then subject to an option or options, such adjustment shall be made by the Board and shall be effective and binding for all purposes of the 2001 Stock Option Plan and of each stock option agreement. The option price in each stock option agreement for each share of stock or other securities substituted or adjusted as provided for in this paragraph shall be determined by dividing the option price in such agreement for each share prior to such substitution or adjustment by the number of shares or the fraction of a share substituted for such share or to which such share shall have been adjusted. No adjustment or substitution provided for in this paragraph shall require the Company in any stock option agreement to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.

        The Board of Directors, without approval of the shareholders, may amend from time to time the 2001 Stock Option Plan in such respects as the Board may deem advisable. No amendment shall, without the participant's consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the 2001 Stock Option Plan.

        Common Shares issued pursuant to the exercise of an option granted under the 2001 Stock Option Plan, or any interest therein, may be sold, assigned, gifted, pledged, hypothecated, encumbered or otherwise transferred or alienated in any manner by the holder(s) thereof, subject however to such restrictions as may be contained in the Stock Option Agreement and to any representations or warranties requested under the 2001 Stock Option Plan and also subject to compliance with any applicable United States, state or other local law, regulation or rule governing the sale or transfer of stock or securities.

                                   PROPOSAL 3

                   RATIFY SELECTION OF INDEPENDENT ACCOUNTANTS

        The Board of Directors has selected Deloitte Touche Tohmatsu as independent accountants of the Company for the year ending March 31, 2002 and further directed that the Company submit the selection of independent accountants for ratification by shareholders at the Company's Annual Meeting. Deloitte Touche Tohmatsu has acted for the Company as independent accountants for over five years.

                                 OTHER BUSINESS

        The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.


                                        By order of the Board of Directors


                                        /s/ C. P. LI

                                        C. P. Li
                                        Secretary

Dated August 24, 2001
Hong Kong

                                                                       EXHIBIT A


                             2001 STOCK OPTION PLAN
                                       OF
                            DESWELL INDUSTRIES, INC.

                          (As adopted August 15, 2001)

        1. PURPOSE. The purpose of the Deswell Industries, Inc. 2001 employees' stock option plan (the "Plan") is to induce key employees to remain in the employ of Deswell Industries, Inc., a British Virgin Island international business company (hereinafter referred to as the "Company") or of any subsidiary of the Company, and to encourage such employees to secure or increase on reasonable terms their stock ownership in the Company. The Board of Directors of the Company believes the Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success.

        2. EFFECTIVE DATE OF THE PLAN. The Plan shall become effective on August 15, 2001, the date adopted by the Board of Directors.

        3. STOCK SUBJECT TO PLAN. The maximum number of Common Shares which may be issued pursuant to the exercise of options granted under the Plan is five hundred thousand (500,000) subject to the adjustments provided in paragraph 13 below. Five hundred thousand (500,000) of the authorized but unissued Common Shares of the Company shall be reserved for issue upon exercise of options granted under the Plan (less any shares heretofore issued upon exercise of options heretofore granted under the Plan), subject to the adjustments provided in paragraph 13 below; provided, however, that the number of such authorized but unissued shares so reserved shall from time to time be reduced to the extent that a corresponding amount of issued and outstanding shares have been purchased by the Company and set aside for issue upon the exercise of options granted under the Plan. If any options shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for further grants under the Plan.

        4. ADMINISTRATION. The Plan shall be administered by the Board of Directors of the Company (the "Board") or a committee of the Company's Board of Directors (the "Committee") consisting of not less than two members of the Board. Subject to the express provisions of the Plan, the Board or the Committee, if so appointed, shall have complete authority, in its discretion, to determine those key employees (hereinafter referred to as "participants") to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board or the Committee, if so appointed, shall also have the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board or the Committee, if so appointed, may take into account the nature of the services rendered by respective employees, their present and potential contributions to the success of the Company or its subsidiaries and such other factors as the Board or the Committee, if so appointed, in its discretion shall deem relevant. Subject to the express provisions of the Plan, the Board or the Committee, if so appointed, shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the Plan.

        5. ELIGIBILITY. An option may be granted under the Plan only to officers or other key employees or Directors of the Company and of its present and future subsidiary corporations. The granting of an option to any employee shall not confer upon the employee any right to continue in the employ of the Company or of any such subsidiary and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment of the employee at any time.

        6. OPTION PRICE. The option price will be determined by the Board or the Committee, if so appointed, at the time the option is granted but may not be less than the fair market value of the Common Shares as shall reasonably be determined by the Board or the Committee, if so appointed, as of the date the option is granted.

        7. DATE OF OPTION GRANT. An option shall be considered granted on the date the Board or the Committee, if so appointed, acts to grant the option, or such date thereafter as the Board or the Committee, if so appointed, shall specify.

        8. TERM OF PLAN. The Board of Directors, without approval of the shareholders may terminate the Plan at any time, but no termination shall, without the participant's consent, alter or impair any of the rights under any option theretofore granted to him under the Plan.

        9. TERM OF OPTIONS. The term of each option granted under the Plan will be for such period (hereinafter referred to as the "option period") not exceeding ten (10) years as the Board or the Committee, if so appointed, shall determine. Each option shall be subject to earlier termination as described under "exercise of options."

        10. EXERCISE OF OPTIONS. Each option granted under the Plan will be exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the Plan, the Board or the Committee, if so appointed, shall have complete authority, in its discretion, to determine the extent, if any, and the conditions under which an option may be exercised in the event of the death of the participant or in the event the participant leaves the employ or as a director of the Company or has his or her employment terminated by the Company. An option may be exercised, by
(a) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (b) payment to the Company of the amount of the option purchase price for the number of shares of stock with respect to which the option is then exercised.

        11. NONTRANSFERABILITY. Options under the Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.

        12. AGREEMENTS. Options granted pursuant to the Plan shall be evidenced by stock option agreements in such form as the Board or the Committee, if so appointed, shall from time to time adopt.

        13. ADJUSTMENT OF NUMBER OF SHARES. In the event that a dividend shall be declared upon the Common Shares of the Company payable in Common Shares of the Company, the number of Common Shares then subject to any such option and the number of shares reserved for issuance pursuant to the Plan but not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend. In the event that the outstanding Common Shares of the Company shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each common share reserved for issuance pursuant to the Plan or option, the number and kind of shares of stock or other securities into which each outstanding common share shall be so changed or for which each such share shall be exchanged. In the event there shall be any change, other than as specified above in this paragraph in the number or kind of outstanding Common Shares of the Company or of any stock or other securities into which such Common Shares shall have been changed or for which it shall have been exchanged, then if the Board or the Committee, if so appointed, shall in its sole discretion determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the Plan, but not yet covered by an option and of shares then subject to an option or options, such adjustment shall be made by the Board or the Committee, if so appointed, and shall be effective and binding for all purposes of the Plan and of each stock option agreement. The option price in each stock option agreement for each share of stock or other securities substituted or adjusted as provided for in this paragraph shall be determined by multiplying the option price then in effect by the fraction, the numerator of which shall be the number of shares issuable upon exercise of the options prior to such substitution or adjustment, and the denominator of which shall be the number of shares or the fraction of a share substituted for such shares or to which such shares shall have been adjusted. No adjustment or substitution provided for in this paragraph shall require the Company in any stock option agreement to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.

        14. AMENDMENTS. The Board of Directors, without approval of the shareholders, may from time to time amend the Plan in such respects as the Board may deem advisable. No amendment shall, without the participant's consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the Plan.

        IN WITNESS WHEREOF, the Board of Directors of the Company has adopted this Plan on the 15th day of August, 2001.


        DESWELL INDUSTRIES, INC.


        By:
           ----------------------------------
               Richard Lau, Chairman of the
               Board and Chief Executive
               Officer

                            DESWELL INDUSTRIES, INC.
                    PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON SEPTEMBER 24, 2001
            THIS PROXY IS SOLICITED ON BEHALF OF BOARD OF DIRECTORS

    The undersigned, having received notice of the Annual Meeting of Shareholders and the Proxy Statement of the Board of Directors furnished therewith, hereby appoints Richard Lau, C. P. Li and C. W. Leung, and each of them, attorneys of the undersigned (each with full power of substitution), for and in the name(s) of the undersigned to attend the Annual Meeting of Shareholders of Deswell Industries, Inc. (the "Company") to be held at the Linden Room, Four Seasons Hotel, 300 S. Doheny Drive, Los Angeles, California, 90048 on September 24, 2001 at 10:00 a.m. Pacific Time, and any adjournment or adjournments thereof, and there to vote and act in regard to all matters which may properly come before said meeting (except those matters as to which authority is hereinafter withheld) upon and in respect to all Common Shares of the Company upon or in respect of which the undersigned would be entitled to vote or act, and with all power the undersigned would possess, if personally present, and especially (but without limiting the general authorization and power hereby given) to vote and act as follows.

1. ELECTION OF DIRECTORS

   [ ] FOR all nominees listed below (except as marked to the contrary below)

   [ ] WITHHOLD AUTHORITY to vote for all nominees listed below

(INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through the nominee's name below.)

  Richard Lau    C. P. Li    C. W. Leung    Stephen K. Seung    Hung-Hum Leung

2. To approve the adoption of the Company's 2001 Stock Option Plan authorizing options to purchase up to 500,000 Common Shares of the Company.

                     FOR [ ]    AGAINST [ ]    ABSTAIN [ ]

3. To ratify the appointment of Deloitte Touche Tohmatsu as independent accountants for the year ending March 31, 2002.

                     FOR [ ]    AGAINST [ ]    ABSTAIN [ ]

                (continued and to be signed on the reverse side)

4. In their discretion, the Proxies are each authorized to vote upon such other business as may properly come before the meeting.

                     FOR [ ]    AGAINST [ ]    ABSTAIN [ ]

    This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR Proposals 1, 2 and 3.

    THE UNDERSIGNED HEREBY CONFER(S) UPON SAID ATTORNEYS PROXY DISCRETIONARY AUTHORITY TO VOTE UPON ANY OTHER MATTERS OF PROPOSALS NOT KNOWN AT THE TIME OF SOLICITATION OF THIS PROXY WHICH MAY PROPERLY COME BEFORE THE MEETING.

                                                          Attendance of the
                                                      undersigned at said
                                                      meeting or at any
                                                      adjournment or
                                                      adjournments thereof will
                                                      not be deemed to revoke
                                                      this Proxy unless the
                                                      undersigned shall
                                                      affirmatively indicate
                                                      thereat his intention to
                                                      vote said shares in
                                                      person. If a fiduciary
                                                      capacity is attributed to
                                                      the undersigned in imprint
                                                      below, this Proxy is
                                                      signed by the undersigned
                                                      in that capacity.

                                                      Signature(s)

                                                      Date

IMPORTANT: In signing this Proxy, please write name exactly as appearing on imprint. For stock held jointly, each joint owners should personally sign. For stock held by corporation, please affix corporate seal.